Exhibit 12.1
El Paso Electric Company
Computation of Ratios of Earnings to Fixed Charges
(Dollars in Thousands)

	Six Months Ended June 30,	Years Ended December 31,
	2014	2013	2012	2011	2010	2009
Earnings from Continuing
Operations (a)	$ 50,947	$132,238	$137,825	$157,247	$141,333	$99,977
Fixed Charges (b)
Interest charges	29,647	59,066	55,822	55,104	51,080	50,908
Interest portion of rent expense	396	823	939	908	830	929
Total Fixed Charges	30,043	59,889	56,761	56,012	51,910	51,837
Capitalized Interest	(12,545)	(21,362)	(20,312)	(18,186)	(19,974)	(16,283)
Earnings (c)	$68,445	$170,765	$174,274	$195,073	$173,269	$135,531
Ratio of Earnings to Fixed Charges	2.3	2.9	3.1	3.5	3.3	2.6

(a) Earnings from continuing operations consist of income from continuing operations before income taxes,	extraordinary item and cumulative effects of accounting changes.
(b) Fixed charges consist of all interest on indebtedness, amortization of debt discount and expense and the estimated portion of rental expense that represents an interest factor.
(c) Earnings consist of earnings from continuing operations and fixed charges less AFUDC and capitalized interest.